March 24, 2011
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Folake Ayoola

Re:	NovaStar Financial, Inc. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-171115
Madam:
This letter on behalf of NovaStar Financial, Inc. (“NovaStar” or the “Company”) is in response to the written comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a letter dated March 7, 2011, regarding the above-referenced filing.
This letter sets forth the comments of the Staff and sets forth the Company’s response to each comment. In response to the Staff’s comments, the Company has filed today with the SEC the third amendment to its registration statement on Form S-4 (the “Form S-4/A-3”).
General
1. We note your responses to prior comments 10 and 12. We will review any additional fairness opinions and/or presentation materials as they are filed, but you should provide us with a reasonable amount of time for review.
The Staff’s comment is hereby acknowledged. The Company attached the presentation materials from Stifel, Nicolaus & Company, Inc. (“Stifel”) as Exhibit (c)(2) to Amendment No. 2 to Schedule TO-I/13E-3 filed with the SEC on March 24, 2011.
Elimination of Series C Preferred Stock, page 29
2. We note your response to prior comment 3. Your revised disclosure indicates that holders of the Series C preferred stock who do not participate in the offer could be paid for their shares within 10 business days of expiration of the exchange offer. We continue to believe that this conflicts with Rule 13e-4(f)(6). Revise your disclosure accordingly, or cite the authority upon which you rely to structure your transaction in this manner.
In response to this comment, the disclosure has been revised at pages 30, 62 and A-2 of the Form S-4/A-3.
Background of the Series C Offer and Consent Solicitation, page 38
3. You state on page 41 that the company believes that “the value received from a liquidation of its assets today would not exceed the value of its liabilities and liquidating preference of its preferred stock, and thus, the Series C Holders would receive no benefit from a liquidation.” Please clarify this disclosure, the initial part of which appears to admit the possibility that a liquidation of your assets could generate sufficient value to satisfy the liquidation preference of your preferred stock.
In response to this comment, the disclosure has been revised at page 42 of the Form S-4/A-3.
Considerations by the Board of Directors of the Company, page 44
4. We note your response to prior comment 12. The summary of the December 10, 2010 presentation by Stifel now contained in your document does not satisfy the disclosure standard set forth in Item 1015(b)(6). Revise to include this information, or advise us as to how you have otherwise complied with this item.

In response to this comment, the disclosure has been revised at pages 46 and 52 of the Form S-4/A-3 to clarify that the presentation summarized and explained the analyses upon which Stifel’s opinion was based, and thus, the opinion summary is also the presentation summary.
Opinion of NovaStar’s Financial Advisor, page 45
5. We note your response to prior comment 11. Disclose how Stifel determined that “the totality of the factors considered and analyses performed operated collectively to support its determination as to the fairness from a financial point of view.” See Item 1015(b)(6) of Regulation M-A.
In response to this comment, the disclosure has been revised at pages 57 and 58 of the Form S-4/A-3.
Findings and Conclusions of the Special Committee, page 52
6. Please clarify, in the opening paragraph of this section as well as the opening paragraph of the following section relating to the conclusions of the board of directors, that the terms of the offer are fair to the unaffiliated Series C preferred stockholders, including both those who participate in the Series C offer and those who do not, from substantive and procedural points of view. In addition, please provide your analysis as to how it is appropriate to include disclosure regarding fairness to holders of your common stock in the Special Factors section of a document being delivered only to holders of your Series C preferred stock. Refer to Rule 13e-3(a)(4) under the Exchange Act.
In response to this comment, the disclosure has been revised at pages 47 and 49 of the Form S-4/A-3.
We believe that it is appropriate to include disclosure regarding the fairness of the Series C Offer to the holders of the Company’s Common Stock because the fairness of the transaction to the holders of Common Stock was an important consideration of the Special Committee and the Board of Directors. The Special Committee would not have recommended to the Board of Directors that the Board of Directors approve the Series C Offer, and the Board of Directors would not have approved the Series C Offer, if the Series C Offer was not fair to the Common Stock holders from both a substantive and a procedural standpoint. The Board of Directors recognizes that it owes fiduciary duties to all of the Company’s stockholders. However, in light of the Staff’s comments, we have revised the disclosure in the Form S-4/A-3 so that the discussion of fairness of the Series C Offer to the holders of the Common Stock is presented in a separate section titled “Fairness of the Series C Offer to the Holders of Common Stock,” and only the fairness of the Series C Offer to the unaffiliated Series C Holders is presented in the “Special Factors” section of the Form S-4/A-3.
7. If you continue to include, in an appropriate section of the document, disclosure regarding fairness to the common stockholders, including a financial advisor’s opinion to that effect, please include a legend, highlighted by prominent type or in another manner, stating that the fairness of the transaction to your current common stockholders is of no or limited relevance to the holders of your Series C preferred stock, and that the interests of those common stockholders may in fact be adverse to those of the holders of your Series C preferred stock, or advise how you determined otherwise.
In response to this comment, additional disclosure has been added at page 52 of the Form S-4/A-3.
8. We note your response to prior comment 16 and reissue that comment. Your financial advisor has provided you with an opinion that addresses fairness of “the recapitalization,” which includes more than the Series C Offer and Consent Solicitation, to the current holders of your common stock. Advise how this is of significance in determining fairness to the holders of your Series C preferred stock. This matter is of particular importance given that the board of directors appears to have adopted Stifel’s analysis as its own in considering the fairness of the transaction to “the Company and its shareholders.” See the last paragraph on the bottom of page 44.
The opinion of Stifel contributed to the conclusions of the Special Committee and the Board of Directors that the recapitalization is fair to the holders of the Common Stock. The opinion of the financial advisor that the recapitalization was fair to the holders of the Common Stock contributed to the Board’s determination that the Series C Offer was fair because the Series C Offer is part of a larger Company plan to recapitalize the Company’s outstanding preferred stock. Closing of the Series C Offer and the Series D Exchange are each conditioned upon the closing of the other transaction. The Board of Director’s conducted an independent review of all the fairness factors to reach its own conclusion as to fairness of the recapitalization to the holders of the Common Stock as presented in the new section titled

“Fairness of the Series C Offer to the Holders of Common Stock.” The disclosure regarding the Special Committee’s and the Board’s independent review of the fairness factors has been revised at pages 59 and 60 of the Form S-4/A-3.
However, for purposes of making their investment decision, the opinion of Stifel regarding the fairness to the holders of the Common Stock is generally not relevant to the Series C Holders, except to the extent that the Series C Holders would want to ensure that the Board of Directors would not be in breach of its fiduciary duties to other Company stockholders and to the extent that the Series C Holders would become holders of Common Stock after the Series C Offer closes. In response to this comment, the disclosure has been revised at pages 47 and 52 to 58 to clarify that the financial advisor’s opinion addressed only fairness of the recapitalization to the holders of Common Stock of the Form S-4/A-3.
9. Please revise your disclosure to explain the significance to your fairness determination of the paragraph relating to NOLs appearing on page 52.
In response to this comment, the disclosure has been revised at page 49 of the Form S-4/A-3 to clarify that the Special Committee and the Board considered the NOLs when reviewing whether the Offer Consideration was appropriate, but this consideration was not necessarily a fairness factor.
10. Revise the second full paragraph on page 53. The board is required to make its own determination as to fairness, and cannot state that the transaction is fair if a majority of Series C preferred holders determine to participate.
In response to this comment, the disclosure has been revised at page 48 of the Form S-4/A-3.
11. We refer to the final bullet point on page 53. If you retain this bullet point in the section addressing fairness to the holder of the Series C preferred stock, revise to address the impact of this factor solely on holders of Series C preferred stock.
In response to this comment, the disclosure has been revised at page 48 of the Form S-4/A-3.
Please note that we also made revisions and additions to the disclosure on pages 49 through 51 in the “Findings and Conclusions of the Board of Directors” subsection of the “Special Factors” section and on pages 60 through 61 in the “Findings and Conclusions of the Board of Directors” subsection of the “Fairness of the Series C Offer to the Holders of Common Stock” section that were consistent with the revisions and additions that were made to address the Staff’s comments to the “Findings and Conclusions of the Special Committee” subsection of the “Special Factors” section.
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The Company acknowledges the following:
It is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the Staff’s continued review and look forward to hearing from you.
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

/s/ Rodney E. Schwatken Rodney E. Schwatken
Chief Financial Officer and
Chief Accounting Officer

cc: Mr. Gregory G. Johnson, Bryan Cave LLP

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